Exhibit 99.1

Teva Reports Third Quarter 2015 Results

  Revenues of $4.8 billion, down 5% compared to the third quarter of 2014. Excluding the impact of foreign exchange fluctuations, revenues grew 3%.
  Revenues for the first nine months of 2015 amounted to $14.8 billion, a decrease of 2% compared to the first nine months of 2014. In local currency terms, revenues increased 5%
  Non-GAAP operating income of $1.6 billion, an increase of 2% compared to the third quarter of 2014. GAAP operating income of $1.0 billion.
  Non-GAAP net income of $1.2 billion, up 1%. GAAP net income of $103 million.
  Quarterly non-GAAP EPS of $1.35, an increase of 2%; GAAP diluted EPS of $0.12.
  Non-GAAP EPS for the first nine months of 2015 amounted to $4.14, up 9% compared to $3.82 in the first nine months of 2014. GAAP EPS for the period was $1.27, compared to $2.76 in 2014.
  Quarterly EBITDA of $1.7 billion, up 2% compared to the third quarter of 2014.
  Strong cash flow from operations of $1.1 billion, despite payments of approximately $1.0 billion related to the modafinil settlement. Free cash flow of $1.0 billion.
  Exchange rate fluctuations reduced revenues by $371 million and reduced non-GAAP operating profit by $72 million.
  Raising EPS guidance for full-year 2015 to $5.40-5.45 from $5.15-5.40.

JERUSALEM--(BUSINESS WIRE)--October 29, 2015--Teva Pharmaceutical Industries Ltd. (NYSE and TASE:TEVA) today reported results for the quarter ended September 30, 2015.

“This was a transformative quarter for Teva as we continued to deliver on all financial, operational and strategic promises. We continue to focus efforts on our pending acquisition of Actavis Generics and the acquisition of Rimsa, while continuing to bolster our specialty pipeline, especially our late-stage assets, and further evolving our business model to position Teva for long-term, sustainable growth,” stated Erez Vigodman, Teva's President and CEO.

Vigodman continued, “Through all this, we have taken great steps towards changing Teva profoundly, in a way that further highlights what makes us unique in this industry, allows us to better serve patients and enables us to provide significant value for all of our stakeholders. We are pleased to announce we have raised our EPS guidance for full-year 2015 to $5.40-5.45 from $5.15-5.40 further supporting our continued belief in the strength of our business and continued momentum for growth as we look towards 2016.”

Third Quarter 2015 Results

Revenues in the third quarter of 2015 amounted to $4.8 billion, down 5% compared to the third quarter of 2014. Excluding the impact of foreign exchange fluctuations, revenues grew 3%.

Exchange rate differences (net of profits from certain hedging transactions) between the third quarter of 2015 and the third quarter of 2014 decreased our revenues by $371 million, our non-GAAP operating income by $72 million and our GAAP operating income by $56 million.

Non-GAAP gross profit was $3.0 billion in the third quarter of 2015, down 3% from the third quarter of 2014. Non-GAAP gross profit margin was 61.8% in the third quarter of 2015, compared to 60.6% in the third quarter of 2014. GAAP gross profit was $2.8 billion in the third quarter of 2015, down 1% compared to the third quarter of 2014. GAAP gross profit margin was 57.5% in the quarter, compared to 55.5% in the third quarter of 2014.

Research and Development (R&D) expenditures (excluding equity compensation expenses and expenses related to the cancellation of R&D projects in 2014) in the third quarter of 2015 amounted to $356 million, compared to $357 million in the third quarter of 2014. R&D expenses were 7.4% of revenues in the quarter, compared to 7.1% in the third quarter of 2014. R&D expenses related to our generic medicines segment amounted to $132 million, compared to $133 million in the third quarter of 2014. In local currency terms, expenses increased 3% as a result of additional development activities for the U.S. market. R&D expenses related to our specialty medicines segment amounted to $220 million, compared to $221 million in the third quarter of 2014. In local currency terms, expenses increased 1%, mainly as a result of development costs related to assets acquired in the Labrys and Auspex transactions.

Selling and Marketing (S&M) expenditures (excluding amortization of purchased intangible assets and equity compensation expenses) amounted to $766 million, or 15.9% of revenues, in the third quarter of 2015, compared to $903 million, or 17.9% of revenues, in the third quarter of 2014. S&M expenses related to our generic medicines segment amounted to $295 million, a decrease of 24% compared to $387 million in the third quarter of 2014. In local currency terms, S&M expenses decreased 13%, mainly due to lower royalties related to our sales of budesonide (Pulmicort®) in the United States. S&M expenses related to our specialty medicines segment amounted to $417 million, a decrease of 11% compared to $470 million in the third quarter of 2014. In local currency terms, S&M expenses decreased 6%.

General and Administrative (G&A) expenditures (excluding equity compensation expenses) amounted to $307 million in the third quarter of 2015, or 6.4% of revenues, compared to $283 million and 5.6% in the third quarter of 2014.

Quarterly non-GAAP operating income was $1.6 billion, an increase of 2% compared to the third quarter of 2014. Quarterly GAAP operating income was $1.0 billion in the third quarter of 2015, a decrease of 9% compared to $1.1 billion in the third quarter of 2014.

We calculate EBITDA as non-GAAP operating income (which already excludes amortization and certain other items) plus non-GAAP depreciation expenses for the period. In the third quarter of 2015, non-GAAP depreciation amounted to $111 million, compared to $113 million in the third quarter of 2014. EBITDA for the third quarter of 2015 amounted to $1.7 billion, up 2% compared to the third quarter of 2014.

Non-GAAP financial expenses amounted to $65 million in the third quarter of 2015, compared to $77 million in the third quarter of 2014. GAAP financial expenses for the third quarter of 2015 amounted to $697 million, compared to $84 million in the third quarter of 2014. The high expenses, on a GAAP basis, were mainly the result of a $623 million loss on our shares of Mylan, reflecting the price of Mylan’s shares as of September 30, 2015.

The provision for non-GAAP tax for the third quarter of 2015 amounted to $319 million on pre-tax non-GAAP income of $1.5 billion, for a quarterly tax rate of 21%. The provision for non-GAAP tax in the third quarter of 2014 was $304 million on pre-tax non-GAAP income of $1.4 billion, for a quarterly tax rate of 21%. The provision for GAAP tax for the third quarter of 2015 amounted to $193 million, or 62%, on pre-tax income of $313 million. In the third quarter of 2014, the provision for GAAP tax amounted to $160 million, or 16%, on pre-tax income of $1.0 billion.

Non-GAAP net income and non-GAAP diluted EPS were $1.2 billion and $1.35, respectively, in the third quarter of 2015, up 1% and 2%, respectively, compared to $1.1 billion and $1.33 in the third quarter of 2014. GAAP net income and GAAP diluted EPS were $103 million and $0.12, respectively, in the third quarter of 2015, compared to $876 million and $1.02, respectively, in the third quarter of 2014.

Non-GAAP information: Net non-GAAP adjustments in the third quarter of 2015 amounted to $1,062 million. Non-GAAP net income and non-GAAP EPS for the quarter were adjusted to exclude the following items:

  Financial expenses of $632 million, mainly reflecting the decline in the Mylan share price during the quarter;
  Amortization of purchased intangible assets totaling $203 million, of which $196 million is included in cost of goods sold and the remaining $7 million in selling and marketing expenses;

  Impairment of long-lived assets of $187 million;
  Restructuring expenses of $70 million;
  Contingent consideration of $67 million;
  Acquisition expenses of $61 million;
  Equity compensation of $24 million;
  Costs related to regulatory actions taken in facilities and other non-GAAP items of $24 million;
  Income from legal settlements and loss contingencies of $80 million; and
  Related tax benefit of $126 million.

Teva believes that excluding such items facilitates investors' understanding of its business. See the attached tables for a reconciliation of the U.S. GAAP results to the adjusted non-GAAP figures.

Cash flow from operations generated during the third quarter of 2015 amounted to $1.1 billion, compared to $1.4 billion in the third quarter of 2014, a decrease of 23%. The decrease was mainly due to payments of approximately $1.0 billion related to the modafinil antitrust settlement payment. Free cash flow, excluding net capital expenditures, amounted to $1.0 billion compared to $1.2 billion in the third quarter of 2014, a decrease of 19%.

Cash and investments at September 30, 2015 decreased to $2.0 billion, compared to $2.8 billion at June 30, 2015, mainly due to the modafinil antitrust settlement payments and the decline in the price of our Mylan shares, as well as repayments of short term borrowings, partially offset by cash generated during the quarter.

For the third quarter of 2015, the weighted average outstanding shares for the fully diluted earnings per share calculation was 862 million on both a GAAP and non-GAAP basis. At September 30, 2015, the outstanding shares for calculating Teva's market capitalization were approximately 852 million.

Shareholders’ equity was $22.9 billion at September 30, 2015, compared to $23.1 billion at June 30, 2015.

Segment Results for the Third Quarter 2015

Generic Medicines Segment

	Three Months Ended September 30,
	2015		2014
	U.S.$ in millions / % of Segment Revenues

Revenues	$2,202	100.0%	$2,432	100.0%
Gross profit	1,005	45.6%	1,078	44.3%
R&D expenses	132	6.0%	133	5.5%
S&M expenses	295	13.4%	387	15.9%
Segment profit*	$578	26.2%	$558	22.9%

* Segment profit consists of gross profit for the segment, less R&D and S&M expenses related to the segment. Segment profit does not include G&A expenses, amortization and certain other items.

Beginning in 2015, expenses related to equity compensation are excluded from our segment results. The data presented have been conformed to reflect the exclusion of equity compensation expenses for all periods.

Generic Medicines Revenues

Generic medicines revenues in the third quarter of 2015 amounted to $2.2 billion, a decrease of 9% compared to the third quarter of 2014. In local currency terms, revenues decreased 1%.

Generic revenues consisted of:

  U.S. revenues of $1.0 billion, a decrease of 8% compared to the third quarter of 2014. The decrease resulted mainly from a decline in sales of budesonide (Pulmicort®), niacin ER (Niapsan®) and capecitabine (Xeloda®). These decreases were partially offset by sales of products sold in the third quarter of 2015 that were not sold in the third quarter of 2014, the most significant of which were esomeprazole (Nexium®) and aspirin/extended-release dipyridamole (Aggrenox®).
  European revenues of $661 million, a decrease of 13%, but flat in local currency terms, compared to the third quarter of 2014. This resulted mainly from our strategy of pursuing profitable and sustainable business in the region, with increases in Spain, Italy and Germany offset by decreases in France, Switzerland and the U.K. This strategy has continued to lead to notable improvements in the profitability of our European generics business.
  ROW revenues of $509 million, a decrease of 8%, but an increase of 10% in local currency terms, compared to the third quarter of 2014. The increase in local currency terms was mainly due to higher revenues in Latin America and Russia, which were partially offset by lower revenues in Canada and Japan.

  API sales to third parties of $206 million (which is included in the market revenues above), an increase of 11%, compared to the third quarter of 2014.

Generic medicines revenues comprised 46% of our total revenues in the quarter, compared to 48% in the third quarter of 2014.

Generic Medicines Gross Profit

Gross profit from our generic medicines segment in the third quarter of 2015 amounted to $1.0 billion, a decrease of 7% compared to the third quarter of 2014. The lower gross profit was mainly a result of lower sales of budesonide (Pulmicort®) and niacin ER (Niapsan®) in the United States, which are both high gross profit products. In addition, exchange rate movements in our ROW and European markets further decreased gross profit. This decrease was partially offset by higher gross profit of our API business. In local currency terms, gross profit increased 1%.

Gross profit margin for our generic medicines segment in the third quarter of 2015 increased to 45.6%, from 44.3% in the third quarter of 2014.

Generic Medicines Profit

Our generic medicines segment generated profit of $578 million in the third quarter of 2015, an increase of 4% compared to the third quarter of 2014. Generic medicines profitability as a percentage of generic medicines revenues was 26.2% in the third quarter of 2015, up from 22.9% in the third quarter of 2014. The increase was primarily due to the reduction in S&M expenses, partially offset by lower gross profit.

Specialty Medicines Segment

	Three Months Ended September 30,
	2015		2014
	U.S.$ in millions / % of Segment Revenues

Revenues	$2,178	100.0%	$2,176	100.0%
Gross profit	1,859	85.4%	1,890	86.9%
R&D expenses	220	10.1%	221	10.2%
S&M expenses	417	19.1%	470	21.6%
Segment profit*	$1,222	56.1%	$1,199	55.1%

* Segment profit is comprised of gross profit for the segment, less R&D and S&M expenses related to the segment. Segment profit does not include G&A expenses, amortization and certain other items.

Beginning in 2015, expenses related to equity compensation are excluded from our segment results. The data presented have been conformed to reflect the exclusion of equity compensation expenses for all periods.

Specialty Medicines Revenues

Specialty medicines revenues in the third quarter of 2015 amounted to $2.2 billion, flat compared to the third quarter of 2014. In local currency terms, revenues increased 5%. U.S. specialty medicines revenues amounted to $1.7 billion, up 11% compared to the third quarter of 2014. European specialty medicines revenues amounted to $369 million, a decrease of 21%, or 7% in local currency terms, compared to the third quarter of 2014. ROW specialty revenues amounted to $108 million, down 39%, or 18% in local currency terms, compared to the third quarter of 2014.

Specialty medicines revenues comprised 45% of our total revenues in the quarter, compared to 43% in the third quarter of 2014.

The following table presents revenues by therapeutic area and key products for our specialty medicines segment for the three months ended September 30, 2015 and 2014:

	Three Months Ended September 30,		Percentage Change
	2015	2014	2015 - 2014
	U.S. $ in millions
CNS	$1,366	$1,440	(5%)
Copaxone®	1,085	1,107	(2%)
Azilect®	92	103	(11%)
Nuvigil®	97	94	3%
Respiratory	285	218	31%
ProAir®	149	111	34%
QVAR®	92	64	44%
Oncology	326	299	9%
Treanda®	207	180	15%
Women's Health	115	137	(16%)
Other Specialty	86	82	5%
Total Specialty Medicines	$2,178	$2,176	§

§ Less than 0.5%.

Global sales of Copaxone® (20 mg/mL and 40 mg/mL), the leading multiple sclerosis therapy in the U.S. and globally, amounted to $1.1 billion, a decrease of 2% compared to the third quarter of 2014.

In the United States, sales of Copaxone® amounted to a record high of $878 million, an increase of 10% compared to the third quarter of 2014. The increase was mainly due to higher sales volume partially offset by net pricing declines. At the end of the third quarter of 2015, according to September 2015 IMS data, our U.S. market shares for the Copaxone® products in terms of new and total prescriptions were 27.1% and 29.3%, respectively. Copaxone® 40 mg/mL accounted for 76% of total Copaxone® prescriptions in the U.S.

Sales outside the United States amounted to $207 million, a decrease of 33%, or 15% in local currency terms, compared to the third quarter of 2014. The decrease in local currency terms was due to lower volumes sold in Europe due to increased competition, and to lower tender volumes in Russia.

Our global Azilect® revenues amounted to $92 million, a decrease of 11% compared to the third quarter of 2014. In local currency terms, sales decreased 5%. Global in-market sales were flat.

In September 2015, we launched Zecuity® in the United States. Zecuity®, for migraine relief, is a single-use, disposable patch system that delivers sumatriptan through the skin.

Sales of our respiratory products amounted to $285 million, up 31% compared to the third quarter of 2014. ProAir® revenues in the quarter amounted to $149 million, up 34% compared to the third quarter of 2014, due to positive price effects. QVAR® global revenues amounted to $92 million in the third quarter of 2015, up 44% compared to the third quarter of 2014, due to positive price effects.

Sales of our oncology products amounted to $326 million in the third quarter of 2015, up 9% from the third quarter of 2014. Sales of Treanda® amounted to $207 million, up 15% compared to the third quarter of 2014, mainly due to supply chain management.

Specialty Medicines Gross Profit

Gross profit from our specialty medicines segment amounted to $1.9 billion, a decrease of $31 million compared to the third quarter of 2014. Gross profit margin for our specialty medicines segment in the third quarter of 2015 was 85.4%, compared to 86.9% in the third quarter of 2014.

Specialty Medicines Profit

Our specialty medicines segment profit amounted to $1.2 billion in the third quarter of 2015, up 2% compared to the third quarter of 2014, mainly due to lower S&M expenses, partially offset by lower gross profit.

Specialty medicines profit as a percentage of segment revenues was 56.1% in the third quarter of 2015, up from 55.1% in the third quarter of 2014.

The following tables present details of our multiple sclerosis franchise and of our other specialty medicines for the three months ended September 30, 2015 and 2014:

	Multiple Sclerosis Specialty
	Three months ended September 30,
	2015		2014
	U.S.$ in millions / % of MS Revenues

Revenues	$1,085	100.0%	$1,107	100.0%
Gross profit	980	90.3%	991	89.5%
R&D expenses	16	1.5%	23	2.1%
S&M expenses	88	8.1%	104	9.4%
MS profit	$876	80.7%	$864	78.0%

	Specialty
	Three months ended September 30,
	2015		2014
	U.S.$ in millions / % of Other Specialty Revenues

Revenues	$1,093	100.0%	$1,069	100.0%
Gross profit	879	80.4%	899	84.1%
R&D expenses	204	18.7%	198	18.5%
S&M expenses	329	30.1%	366	34.2%
Other Specialty profit	$346	31.7%	$335	31.3%

Beginning in 2015, expenses related to our equity compensation are excluded from our franchise results. The data presented have been conformed to reflect the exclusion of equity compensation expenses for all periods.

Other Activities

Our OTC revenues related to PGT amounted to $255 million, an increase of 13% compared to $225 million in the third quarter of 2014. In local currency terms, revenues increased 37%. The increase in local currency terms was mainly due to higher sales in Latin America. PGT’s in-market sales amounted to $381 million in the third quarter of 2015, an increase of $9 million compared to the third quarter of 2014.

Other revenues amounted to $188 million in the third quarter of 2015, mostly from the distribution of third-party products in Israel and Hungary, compared to revenues of $225 million, in the third quarter of 2014. The decrease was mainly due to the discontinuation of the distribution agreement with Sanofi in Israel.

Updated 2015 Financial Outlook

We are updating our 2015 full-year financial outlook. See detailed guidance below:

2015 Non-GAAP Guidance
	Original Guidance December 2014	Updated Guidance July 2015	Updated Guidance October 2015
Net revenues ($B)	19.0 - 19.4	19.0 - 19.4	19.4 - 19.6
Gross profit (%)	59.5% - 61.5%	60.0% - 62.0%	61.5% - 62.5%
R&D expenses ($B)	1.3 - 1.4	1.3 - 1.4	1.4 - 1.45
S&M expenses ($B)	3.3 - 3.5	3.3 - 3.5	3.3 - 3.5
G&A expenses ($B)	1.1 - 1.2	1.1 - 1.2	1.1 - 1.2
Operating income ($B)	5.7 - 5.9	5.8 - 6.0	6.1 - 6.2
Finance expenses ($M)	250 - 290	250 - 290	220 - 240
Tax (%)	19% - 21%	20% - 22%	20.5% - 21.5%
Number of shares (M)	850 - 860	855 - 870	855 - 865
EPS ($)	5.00 - 5.30	5.15 - 5.40	5.40 - 5.45
Cash flow from operations ($B)	4.3 – 4.7	4.6 - 5.2	5.0 - 5.5
* Cash flow from operations excludes the impact of payments related to legal settlements.

Dividend

The Board of Directors, at its meeting on October 26, 2015, declared a cash dividend for the third quarter of 2015 of $0.34 per share.

The record date will be November 17, 2015, and the payment date will be December 3, 2015. Tax will be withheld at a rate of 15%.

Conference Call

Teva will host a conference call and live webcast along with a slide presentation on Thursday, October 29, 2015 at 8 a.m. ET to communicate its third quarter 2015 financial results. A question & answer session will follow.

In order to participate, please dial the following numbers (at least 10 minutes before the scheduled start time): United States 1-866-331-1383; Canada 1-877-216-6951 or International +44(0) 145 2322581; passcode: 55277282. For a list of other international toll-free numbers, click here.

A live webcast of the call will also be available on Teva's website at: www.ir.tevapharm.com. Please log in at least 10 minutes prior to the conference call in order to download the applicable audio software.

Following the conclusion of the call, a replay of the webcast will be available within 24 hours on the Company's website. The replay can also be accessed until November 29, 2015, 10:00 a.m. ET by calling United States 1-866-247-4222; Canada 1-866-878-9237 or International +44(0) 145 2550000; passcode: 55277282.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions to millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva's net revenues in 2014 amounted to $20.3 billion. For more information, visit www.tevapharm.com.

Teva's Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

The following discussion and analysis contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our specialty products, especially Copaxone® (including competition from orally-administered alternatives, as well as from generic equivalents such as the recently launched Sandoz product) and our ability to continue to migrate users to our 40 mg/mL version and maintain patients on that version; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities (such as our pending acquisitions of Allergan’s generic business and Rimsa), or to consummate and integrate acquisitions; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from the research and development efforts invested in our pipeline of specialty and other products; our ability to reduce operating expenses to the extent and during the timeframe intended by our cost reduction program; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2014 and in our other filings with the U.S. Securities and Exchange Commission (the "SEC").

Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statements or other information contained in this report, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in our reports to the SEC on Form 6-K. Also note that we provide a cautionary discussion of risks and uncertainties under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2014. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those listed could also adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

Consolidated Statements of Income
(Unaudited, U.S. dollars in millions, except share and per share data)

		Three months ended		Nine months ended
		September 30,		September 30,
		2015	2014	2015	2014
Net revenues		4,823	5,058	14,771	15,104
Cost of sales		2,052	2,249	6,262	6,937
Gross profit		2,771	2,809	8,509	8,167
Research and development expenses		361	412	1,079	1,109
Selling and marketing expenses		780	950	2,562	2,855
General and administrative expenses		316	293	948	897
Impairments, restructuring and others		384	164	968	364
Legal settlements and loss contingencies		(80)	(122)	531	(67)
Operating income		1,010	1,112	2,421	3,009
Financial expenses – net		697	84	930	243
Income before income taxes		313	1,028	1,491	2,766
Income taxes		193	160	385	405
Share in losses of associated companies – net		4	5	7	13
Net income		116	863	1,099	2,348
Net gain (loss) attributable to non-controlling interests		13	(13)	11	(20)
Net income attributable to Teva		103	876	1,088	2,368

Earnings per share attributable to Teva:	Basic ($)	0.12	1.02	1.28	2.78
	Diluted ($)	0.12	1.02	1.26	2.76
Weighted average number of shares (in millions):	Basic	851	855	851	852
	Diluted	862	861	860	857

Non-GAAP net income attributable to Teva:*		1,165	1,149	3,560	3,269

Non-GAAP earnings per share attributable to Teva:	Basic ($)	1.37	1.34	4.18	3.83
	Diluted ($)	1.35	1.33	4.14	3.81

Weighted average number of shares (in millions):	Basic	851	855	851	852
	Diluted	862	861	860	857

* See reconciliation attached.

Condensed Consolidated Balance Sheets
(U.S. dollars in millions)
(Unaudited)

	September 30,	December 31,
	2015	2014
ASSETS
Current assets:
Cash and cash equivalents	928	2,226
Accounts receivable	5,275	5,408
Inventories	4,092	4,371
Deferred income taxes	915	993
Other current assets	1,290	1,398
Total current assets	12,500	14,396
Other non-current assets	2,469	1,569
Property, plant and equipment, net	6,422	6,535
Identifiable intangible assets, net	8,060	5,512
Goodwill	19,174	18,408
Total assets	48,625	46,420

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	2,148	1,761
Sales reserves and allowances	6,759	5,849
Accounts payable and accruals	2,964	3,171
Other current liabilities	1,107	1,508
Total current liabilities	12,978	12,289

Long-term liabilities:
Deferred income taxes	1,909	1,101
Other taxes and long-term liabilities	1,322	1,109
Senior notes and loans	9,516	8,566
Total long-term liabilities	12,747	10,776
Equity:
Teva shareholders’ equity	22,739	23,313
Non-controlling interests	161	42
Total equity	22,900	23,355
Total liabilities and equity	48,625	46,420

Condensed Consolidated Cash Flow
(Unaudited, U.S. dollars in millions)

	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2014	2015	2014
Operating activities:
Net income	116	863	1,099	2,348
Net change in operating assets and liabilities	(463)	120	703	(217)
Items not involving cash flow	1,440	441	2,125	1,244

Net cash provided by operating activities	1,093	1,424	3,927	3,375

Net cash used in investing activities	(136)	(528)	(5,272)	(1,103)

Net cash provided by (used in) financing activities	(1,090)	(329)	90	(1,782)

Translation adjustment on cash and cash equivalents	(7)	(43)	(43)	(55)

Net change in cash and cash equivalents	(140)	524	(1,298)	435

Balance of cash and cash equivalents at beginning of period	1,068	949	2,226	1,038

Balance of cash and cash equivalents at end of period	928	1,473	928	1,473

Non GAAP reconciliation items
(Unaudited, U.S. dollars in millions)

	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2014	2015	2014
Financial expense	632	7	775	6
Amortization of purchased intangible assets	203	242	637	783
Impairment of long-lived assets	187	151	333	208
Restructuring expenses and other non-GAAP items	69	36	114	181
Contingent consideration	67	(21)	329	(26)
Acquisition expenses	61	1	194	11
Equity compensation	24	18	82	54
Minority interest changes	16	-	16	-
Costs related to regulatory actions taken in facilities	9	13	28	45
Purchase of research and development in process	-	-	24	-
Costs associated with cancellation of R&D projects	-	52	-	52
Branded prescription drug fee	-	40	-	40
Legal settlements and loss contingencies	(80)	(122)	531	(67)
Corresponding tax benefit	(126)	(144)	(591)	(386)

Reconciliation between reported Net Income attributable to Teva and Earnings per share as reported under US GAAP to Non-GAAP Net Income attributable to Teva and Earnings per share

		Nine months ended September 30, 2015				Nine months ended September 30, 2014
		U.S. dollars and shares in millions (except per share amounts)
			Non-GAAP		% of Net		Non-GAAP		% of Net
		GAAP	Adjustments	Non-GAAP	Revenues	GAAP	Adjustments	Non-GAAP	Revenues

	Gross profit (1)	8,509	652	9,161	62.0%	8,167	815	8,982	59.5%
	Operating income (1)(2)	2,421	2,272	4,693	31.8%	3,009	1,281	4,290	28.4%
	Net income attributable to Teva (1)(2)(3)	1,088	2,472	3,560	24.1%	2,368	901	3,269	21.6%
	Earnings per share attributable to Teva - Diluted (4)	1.26	2.88	4.14		2.76	1.05	3.81

(1)	Amortization of purchased intangible assets		614				756
	Costs related to regulatory actions taken in facilities		28				45
	Equity compensation		8				4
	Other COGS related adjustments		2				10
	Gross profit adjustments		652				815

(2)	Legal settlements and loss contingencies		531				(67)
	Impairment of long-lived assets		333				208
	Contingent consideration		329				(26)
	Acquisition expenses		194				11
	Restructuring expenses and other non-GAAP items		136				263
	Equity compensation		74				50
	Amortization of purchased intangible assets		23				27
			1,620				466
							-
	Operating income adjustments		2,272				1,281
							-
(3)	Financial expense		775				6
	Tax benefit and other items		(575)				(386)
							-
	Net income adjustments		2,472				901

(4) The weighted average number of shares was 860 and 857 million for the nine months ended September 30, 2015 and 2014, respectively. Non-GAAP earnings per share can be reconciled with GAAP earnings per share by dividing each of the amounts included in footnotes 1-3 above by the applicable weighted average share number.

* Beginning in 2015, expenses related to our equity compensation are excluded from our segment / non-GAAP results.
The data presented have been conformed to reflect the exclusion of equity compensation expenses for all periods.

Reconciliation between reported Net Income attributable to Teva and Earnings per share as reported under US GAAP to Non-GAAP Net Income attributable to Teva and Earnings per share

		Three months ended September 30, 2015				Three months ended September 30, 2014
		U.S. dollars and shares in millions (except per share amounts)
			Non-GAAP		% of Net		Non-GAAP		% of Net
		GAAP	Adjustments	Non-GAAP	Revenues	GAAP	Adjustments	Non-GAAP	Revenues

	Gross profit (1)	2,771	208	2,979	61.8%	2,809	256	3,065	60.6%
	Operating income (1)(2)	1,010	540	1,550	32.1%	1,112	410	1,522	30.1%
	Net income attributable to Teva (1)(2)(3)	103	1,062	1,165	24.2%	876	273	1,149	22.7%
	Earnings per share attributable to Teva - Diluted (4)	0.12	1.23	1.35		1.02	0.31	1.33

(1)	Amortization of purchased intangible assets		196				239
	Costs related to regulatory actions taken in facilities		9				13
	Equity compensation		3				1
	Other COGS related adjustments		-				3
	Gross profit adjustments		208				256

(2)	Impairment of long-lived assets		187				151
	Legal settlements and loss contingencies		(80)				(122)
	Restructuring expenses and other non-GAAP items		69				125
	Contingent consideration		67				(21)
	Acquisition expenses		61				1
	Equity compensation		21				17
	Amortization of purchased intangible assets		7				3
			332				154

	Operating income adjustments		540				410

(3)	Financial expense		632				7
	Tax benefit and other items		(110)				(144)

	Net income adjustments		1,062				273

(4) The weighted average number of shares was 862 million and 861 million for the three months ended September 30, 2015 and 2014, respectively. Non-GAAP earnings per share can be reconciled with GAAP earnings per share by dividing each of the amounts included in footnotes 1-3 above by the applicable weighted average share number.

* Beginning in 2015, expenses related to our equity compensation are excluded from our non-GAAP results.
The data presented have been conformed to reflect the exclusion of equity compensation expenses for all periods.

Segment Information

	Generics
	Three months ended September 30,				Percentage Change
	2015		2014		2015 - 2014
	U.S.$ in millions / % of Segment Revenues

Revenues	$2,202	100%	$2,432	100.0%	(9%)
Gross Profit	1,005	45.6%	1,078	44.3%	(7%)
R&D Expenses	132	6.0%	133	5.5%	(1%)
S&M Expenses	295	13.4%	387	15.9%	(24%)
Segment Profit*	$578	26.2%	$558	22.9%	4%

	Specialty
	Three months ended September 30,				Percentage Change
	2015		2014		2015 - 2014
	U.S.$ in millions / % of Segment Revenues

Revenues	$2,178	100%	$2,176	100.0%	§
Gross Profit	1,859	85.4%	1,890	86.9%	(2%)
R&D Expenses	220	10.1%	221	10.2%	§
S&M Expenses	417	19.1%	470	21.6%	(11%)
Segment Profit*	$1,222	56.1%	$1,199	55.1%	2%

 * Segment profit consists of gross profit, less S&M and R&D expenses related to the segment.
Segment profitability does not include G&A expenses, amortization and certain other items.
Beginning in 2015, expenses related to our equity compensation are excluded from segment results.
The data presented have been conformed to reflect the exclusion of equity compensation expenses for all periods.

§ Less than 0.5%.

	Segment Information
	Generics
	Nine months ended September 30,				Percentage Change
	2015		2014		2015 - 2014
	U.S.$ in millions / % of Segment Revenues

Revenues	$7,289	100.0%	$7,345	100.0%	(1%)
Gross Profit	3,487	47.8%	3,170	43.2%	10%
R&D Expenses	377	5.2%	381	5.2%	(1%)
S&M Expenses	1,004	13.8%	1,192	16.2%	(16%)
Segment Profit*	$2,106	28.9%	$1,597	21.7%	32%

	Specialty
	Nine months ended September 30,				Percentage Change
	2015		2014		2015 - 2014
	U.S.$ in millions / % of Segment Revenues

Revenues	$6,224	100.0%	$6,317	100.0%	(1%)
Gross Profit	5,345	85.9%	5,501	87.1%	(3%)
R&D Expenses	655	10.5%	658	10.4%	§
S&M Expenses	1,360	21.9%	1,448	22.9%	(6%)
Segment Profit*	$3,330	53.5%	$3,395	53.7%	(2%)

* Segment profit consists of gross profit, less S&M and R&D expenses related to the segment.
Segment profitability does not include G&A expenses, amortization and certain other items.
Beginning in 2015, expenses related to our equity compensation are excluded from segment results.
The data presented have been conformed to reflect the exclusion of equity compensation expenses for all periods.

§ Less than 0.5%.

Additional information

	Multiple Sclerosis
	Three months ended September 30,				Percentage Change
	2015		2014		2015 - 2014
	U.S.$ in millions / % of MS Revenues

Revenues	$1,085	100.0%	$1,107	100.0%	(2%)
Gross profit	980	90.3%	991	89.5%	(1%)
R&D expenses	16	1.5%	23	2.1%	(30%)
S&M expenses	88	8.1%	104	9.4%	(15%)
MS profit	$876	80.7%	$864	78.0%	1%

	Other Specialty
	Three months ended September 30,				Percentage Change
	2015		2014		2015 - 2014
	U.S.$ in millions / % of Other Specialty Revenues

Revenues	$1,093	100.0%	$1,069	100.0%	2%
Gross profit	879	80.4%	899	84.1%	(2%)
R&D expenses	204	18.7%	198	18.5%	3%
S&M expenses	329	30.1%	366	34.2%	(10%)
Other Specialty profit	$346	31.7%	$335	31.3%	3%

Beginning in 2015, expenses related to our equity compensation are excluded from our franchise results.
The data presented have been conformed to reflect the exclusion of equity compensation expenses for all periods.

Additional information

	Multiple Sclerosis
	Nine months ended September 30,				Percentage Change
	2015		2014		2015 - 2014
	U.S.$ in millions / % of MS Revenues

Revenues	$3,063	100.0%	$3,116	100.0%	(2%)
Gross profit	2,752	89.8%	2,792	89.6%	(1%)
R&D expenses	69	2.3%	65	2.1%	6%
S&M expenses	311	10.2%	389	12.5%	(20%)
MS profit	$2,372	77.4%	$2,338	75.0%	1%

	Other Specialty
	Nine months ended September 30,				Percentage Change
	2015		2014		2015 - 2014
	U.S.$ in millions / % of Other Specialty Revenues

Revenues	$3,161	100.0%	$3,201	100.0%	(1%)
Gross profit	2,593	82.0%	2,709	84.6%	(4%)
R&D expenses	586	18.5%	593	18.5%	(1%)
S&M expenses	1,049	33.2%	1,059	33.1%	(1%)
Other Specialty profit	$958	30.3%	$1,057	33.0%	(9%)

Beginning in 2015, expenses related to our equity compensation are excluded from segment results.
The data presented have been conformed to reflect the exclusion of equity compensation expenses for all periods.

	Three months ended September 30,
	2015	2014

	U.S.$ in millions

Generic medicines profit	$578	$558
Specialty medicines profit	1,222	1,199
Total segment profit	1,800	1,757
Profit of other activities	58	48
Total profit	1,858	1,805
Amounts not allocated to segments:
Amortization	203	242
General and administrative expenses	316	293
Legal settlements and loss contingencies	(80)	(122)
Impairments, restructuring and others	384	164
Other unallocated amounts	25	116

Consolidated operating income	1,010	1,112
Financial expenses - net	697	84
Consolidated income before income taxes	$313	$1,028

Beginning in 2015, expenses related to our equity compensation are excluded from segment results.
The data presented have been conformed to reflect the exclusion of equity compensation expenses for all periods.

	Nine months ended September 30,
	2015	2014

	U.S.$ in millions

Generic medicines profit	$2,106	$1,597
Specialty medicines profit	3,330	3,395
Total segment profit	5,436	4,992
Profit of other activities	164	165
Total profit	5,600	5,157
Amounts not allocated to segments:
Amortization	637	783
General and administrative expenses	948	897
Legal settlements and loss contingencies	531	(67)
Impairments, restructuring and others	968	364
Other unallocated amounts	95	171

Consolidated operating income	2,421	3,009
Financial expenses - net	930	243
Consolidated income before income taxes	$1,491	$2,766

Beginning in 2015, expenses related to our equity compensation are excluded from segment results.
The data presented have been conformed to reflect the exclusion of equity compensation expenses for all periods.

Revenues by Activity and Geographical Area
(Unaudited)

	Three Months Ended		Percentage	Percentage
	September 30,		Change	Change
	2015	2014	2015 - 2014	2015 - 2014
	U.S. $ in millions			in local currencies
Generic Medicines
United States	$1,032	$1,124	(8%)	(8%)
Europe*	661	757	(13%)	§
Rest of the World	509	551	(8%)	10%
Total Generic Medicines	2,202	2,432	(9%)	(1%)
Specialty Medicines
United States	1,701	1,533	11%	11%
Europe*	369	467	(21%)	(7%)
Rest of the World	108	176	(39%)	(18%)
Total Specialty Medicines	2,178	2,176	§	5%
Other Revenues
United States	1	3	(67%)	(67%)
Europe*	169	184	(8%)	8%
Rest of the World	273	263	4%	19%
Total Other Revenues	443	450	(2%)	14%
Total Revenues	$4,823	$5,058	(5%)	3%

* All members of the European Union, Switzerland, Norway, Albania and the countries of former Yugoslavia.
§ Less than 0.5%.

Revenues by Activity and Geographical Area
(Unaudited)
	Nine Months Ended		Percentage	Percentage
	September 30,		Change	Change
	2015	2014	2015 - 2014	2015 - 2014
	U.S. $ in millions			in local currencies
Generic Medicines
United States	$3,797	$3,240	17%	17%
Europe*	2,006	2,389	(16%)	(2%)
Rest of the World	1,486	1,716	(13%)	2%
Total Generic Medicines	7,289	7,345	(1%)	7%
Specialty Medicines
United States	4,802	4,482	7%	7%
Europe*	1,152	1,450	(21%)	(5%)
Rest of the World	270	385	(30%)	(14%)
Total Specialty	6,224	6,317	(1%)	3%
Other Revenues
United States	8	104	(92%)	(92%)
Europe*	508	597	(15%)	2%
Rest of the World	742	741	§	11%
Total Other Revenues	1,258	1,442	(13%)	§
Total Revenues	$14,771	$15,104	(2%)	5%

* All members of the European Union, Switzerland, Norway, Albania and the countries of former Yugoslavia.
§ Less than 0.5%.

Revenues by Product line
(Unaudited)

	Three Months Ended		Percentage
	September 30,		Change
	2015	2014	2015 - 2014
	U.S. $ in millions

Generic Medicines	$2,202	$2,432	(9%)
API	206	185	11%
Specialty Medicines	2,178	2,176	§
CNS	1,366	1,440	(5%)
Copaxone®	1,085	1,107	(2%)
Azilect®	92	103	(11%)
Nuvigil®	97	94	3%
Respiratory	285	218	31%
ProAir®	149	111	34%
QVAR®	92	64	44%
Oncology	326	299	9%
Treanda®	207	180	15%
Women's Health	115	137	(16%)
Other Specialty	86	82	5%
All Others	443	450	(2%)
OTC	255	225	13%
Other Revenues	188	225	(16%)
Total	$4,823	$5,058	(5%)

§ Less than 0.5%.

Revenues by Product line
(Unaudited)

	Nine Months Ended		Percentage
	September 30,		Change
	2015	2014	2015 - 2014
	U.S. $ in millions

Generic Medicines	$7,289	$7,345	(1%)
API	546	546	§
Specialty Medicines	6,224	6,317	(1%)
CNS	3,939	4,124	(4%)
Copaxone®	3,063	3,116	(2%)
Azilect®	304	320	(5%)
Nuvigil®	273	283	(4%)
Respiratory	803	705	14%
ProAir®	401	358	12%
QVAR®	273	209	31%
Oncology	883	845	4%
Treanda®	543	541	§
Women's Health	354	389	(9%)
Other Specialty	245	254	(4%)
All Others	1,258	1,442	(13%)
OTC	678	768	(12%)
Other Revenues	580	674	(14%)
Total	$14,771	$15,104	(2%)

§ Less than 0.5%.

CONTACT:
Teva Pharmaceutical Industries Ltd.
IR:
Kevin C. Mannix, 215-591-8912
United States
or
Ran Meir, 215-591-3033
United States
or
Tomer Amitai, 972 (3) 926-7656
Israel
or
PR:
Iris Beck Codner, 972 (3) 926-7246
Israel
or
Denise Bradley, 215-591-8974
United States